LEAD INVESTOR

**Channabasavaiah GURUMURTHY**

I am investing in ExtraSlice for one, and the only, reason--confidence. It was truly remarkable how Meghana and Binu were determined not to give up when the industry was hit hard by the pandemic about a year ago. They have indeed come out strong, which is what makes me to have such a high confidence in the success of their business. This is also the reason why I readily agreed to invest additional funds when they announced another round of fundraising. I look forward to their success.

**Invested $25,000 this round & $150,000 previously**

Learn about Lead Investors